Exhibit 99.(a)(1)(B)

Subject:	NewLink Genetics Corporation Offer to Exchange Eligible Options for New Options

To:	Eligible Holders

Date:	June 20, 2019
We are pleased to announce that NewLink Genetics Corporation (“NewLink”, “we”, “us” or “our”) is commencing an Offer to Exchange Eligible Options for New Options (referred to as the “Exchange Offer”) today, Thursday, June 20, 2019. The Exchange Offer allows eligible employees to exchange certain outstanding stock options for replacement stock options with modified terms. The terms of the Exchange Offer are detailed in the attached “Offer to Exchange Eligible Options for New Options,” dated June 20, 2019 (the “Offering Documents”), that was filed with the U.S. Securities and Exchange Commission and can be accessed using the following link: [URL]
Attached to this email is an Election Form listing your Eligible Options. The term “Eligible Options” will generally include the outstanding stock options granted to you on or before December 31, 2018 with an exercise price equal to or greater than $2.97 per share. Please notify us immediately if you find any discrepancy or have any questions regarding the Eligible Options listed in your Election Form.
If you participate in the Exchange Offer, we will cancel your tendered Eligible Options and grant you “New Options” with modified terms as fully detailed in the Offering Documents. Please be aware, as further described in the Offering Documents, that the terms and conditions of your New Options, including the exercise price, term, vesting schedule and tax treatment, will be different than the Eligible Options, and upon receiving such New Options, all corresponding Eligible Options will be irrevocably cancelled.
All documents, communications and questions regarding the Exchange Offer should be delivered to and received from our designated email account (the “Exchange Account”): option.exchange@linkp.com.
Please carefully read all of the Offering Documents before making any decisions regarding this Exchange Offer. To participate in the Exchange Offer, please follow the instructions in the Election Form and deliver your completed and signed Election Form to the Exchange Account. If you later decide to revoke your election to exchange Eligible Options, please follow the instructions in the attached Notice of Withdrawal Form and deliver your completed and signed Notice of Withdrawal to the Exchange Account.
The Exchange Offer will expire at 5:00 p.m. Eastern Time on Wednesday, July 31, 2019, unless extended at our sole discretion (the “Expiration Time”). If you intend to tender Eligible Options under the Exchange Offer, a signed copy of your Election Form must be received by NewLink by the Expiration Time. Similarly, if you intend to withdrawal a prior election, your Notice of Withdrawal must be received by us by the Expiration Time.
We will be holding an information session on the Exchange Offer on Wednesday, June 26, 2019. However, please understand that we cannot advise you on whether or not to participate in the Exchange Offer. Participation in the Exchange Offer is entirely your decision and should be made based on your personal circumstances. NewLink recommends that you speak with your own tax and financial advisor to address questions about your decision.
This notice does not constitute an offer. The full terms of the Exchange Offer are described in the Schedule TO-I and accompanying documents which you may access on our website at www.newlinkgenetics.com or through the SEC website at www.sec.gov. Capitalized terms not otherwise defined herein shall have the meaning set forth in the Offering Documents.